November 25, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 6010
Attn: Jeffrey P. Riedler, Keira Ino, Lisa Vanjoske and Sonia Barros
RE:	Select Medical Holdings Corporation Amendment No. 3 to the Registration Statement on Form S-1 File No. 333-152514
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-1 (Registration No. 333-152514) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated October 10, 2008 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the Staff’s comments are included in this letter and are followed by the Company’s applicable response. In order to aid the Staff’s review, we also include a marked copy of Amendment No. 3 showing changes made from Amendment No. 2 to the Registration Statement filed by the Company on October 6, 2008 (“Amendment No. 2”). All page numbers in our responses refer to the marked copy of Amendment No. 3.
General
1.	We note your response to our prior comment 1 and reissue that comment. Your discussion throughout the prospectus is still overly technical and relies too much on acronyms and jargon. Potential investors who are not industry experts or analysts should be able to understand the disclosure without having to become familiar with new terminology. Please further reduce your use of acronyms. If there are some acronyms you cannot eliminate, consider using a shortened name for the description instead of an acronym.
     Response:
     Rule 421(d) of the Securities Act of 1933, as amended (the “Securities Act”) requires that the front and back cover pages, the summary, and the risk factors sections of

Securities and Exchange Commission
November 25, 2008

the Prospectus be drafted in substantial compliance with plain English writing principles. Rule 461(b)(1) of the Securities Act provides that the Commission may refuse to accelerate the effective date of a registration statement where there has not been a bona fide effort by the registrant to make the prospectus in compliance with the plain English requirements of Rule 421(d). According to Securities Act Release No. 33-7497 (January 28, 1998) (the “Adopting Release”), the goal of the plain English rules is to have a better informed securities market in which investors can more easily understand disclosure required by federal securities law. The Company respectfully submits that, for the reasons set forth below, in accordance with Rule 421(d) of the Securities Act, the Prospectus has been drafted in substantial compliance with plain English writing principles.
     The risk factors section of the Prospectus describes the highly technical regulatory environment under which the Company conducts its business. These regulations are promulgated by the Centers for Medicare and Medicaid Services (“CMS”). The plain English rules contemplate disclosure of such technical material and require that the disclosure be written in a fashion that allows the reader to more easily understand the material. For example, the Adopting Release acknowledges that certain business terms may be necessary to describe a company’s operations; however, a company should avoid the use of excessive technical jargon that only the company’s competitors and industry specialists would understand. The Company respectfully submits that in order to coherently describe the CMS regulations in a manner that investors will understand, the Prospectus should be written using the same terminology that is used by CMS when it publishes the regulations that the Company has described, including the acronyms included in the Prospectus. Further, the Commission’s publication, A Plain English Handbook: How to Create Clear SEC Disclosure Documents, provides that acronyms that are widely understood to the investing public can safely be used without creating confusion. The Company believes that the acronyms that are used by CMS to describe the regulations, such as LTCH and PPS, are widely understood throughout the industry generally and will be understandable to the investing public.
     The Company believes that if it wrote out the full names for each of the terms used in the CMS regulations that are described in the Prospectus, the result would be disclosure with longer more complex sentences that will be harder for the investing public to understand. Based on the Company’s eight years of prior reporting experience, the Company believes that the use of terminology other than what the Company believes to be the industry standard acronyms used by CMS would only confuse the investing public. Investors, analysts and other readers of the Company’s public filings since the year 2000 recognize the acronyms used in the Prospectus, and would be unfamiliar with any shortened names that the Company may invent to replace such acronyms. Replacing the acronyms would create new jargon that is unique to the Prospectus, which may further confuse the reader because the reader would be asked to memorize a new vocabulary while trying to understand the complicated regulations that the Company describes.
     Notwithstanding the highly technical regulations that are described in the Prospectus, since the Company’s original filing of the Registration Statement, the Company has made a bona fide effort to improve its compliance with the plain English rules. In Amendment No. 1 to the Registration Statement filed by the Company on August 29, 2008,

Securities and Exchange Commission
November 25, 2008

the Company revised the Prospectus to avoid, where possible, the use of long sentences. The Company also revised its description of the regulations promulgated by CMS, where possible, to make such disclosure more clear, concise and understandable. In Amendment No. 2, in response to the Staff’s comments, the Company eliminated the use of the following acronyms: CAA, RTI, HIPAA, GAO, NPI and MedPAC. The Company also inserted the full name or term for each of the remaining acronyms in the Prospectus the first time each acronym was used in each of the Risk Factors, Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Prospectus. In Amendment No. 3 filed today, in response to the Staff’s request to further reduce the use of acronyms, the Company has eliminated from the Prospectus the acronyms PIP and CARF in each place they appeared in Amendment No. 2. The Company believes that in response to the Staff’s comments it has eliminated as many acronyms as possible from the Prospectus without having a detrimental impact on the clarity and readability of the Prospectus and respectfully submits that the Prospectus is in substantial compliance with plain English writing principles.
Consolidated Financial Statements, page F-1
2.	Please confirm that you will retroactively reflect reverse stock split in your future amendments or tell us why that is not necessary.
     Response:
     The Company confirms that it will retroactively reflect the reverse stock split in a future pre-effective amendment of the Registration Statement.
Notes to Consolidated Financial Statements, page F-8
2. Acquisitions, page F-16
For the Year Ended December 31, 2007, page F-17
3.	Refer to your response to comment six. Please tell us whether you attributed any value to the relationships with the physicians in the acquisition of the outpatient rehabilitation division of HealthSouth Corporation, since these physicians presumably refer patients to you on a recurring basis.
     Response:
     The Company notes the Staff’s comment and respectfully submits that as part of the acquisition accounting related to the purchase of the outpatient rehabilitation division of HealthSouth Corporation, the Company, with the assistance of outside valuation professionals, engaged in a process of identifying all of the tangible and intangible assets associated with the outpatient division. The Company and its outside professionals specifically considered the source of revenue for the outpatient division to determine whether any customer related intangible assets existed that would need to be valued under Financial Accounting Standard Number 141 (“SFAS 141”). The Company, with the

Securities and Exchange Commission
November 25, 2008

assistance of its outside valuation professionals, determined that no value should be attributed to the relationship between a physician issuing a prescription for treatment to a patient and the Company.
     As discussed in the Company’s response to prior comment six, a patient generally requires a prescription from a physician for treatment at one of the Company’s outpatient therapy clinics. The prescription that the patient receives does not require that the patient receive therapy services at one of the Company’s outpatient therapy clinics. The patient has the option of utilizing any physical therapy provider and typically chooses his or her therapy provider based upon multiple factors particular to that individual patient, including (i) the identity of the approved providers under a patient’s health insurance plan, (ii) the outpatient therapy location and its convenience to the patient, and (iii) general recommendations from friends and family or from the treating physician. The use of a specific therapy provider is the patient’s choice, not the physician’s. Furthermore, the Company is heavily regulated under federal and state law with respect to its relationships with physicians. The general intent of these laws and regulations is to preserve the patient’s ability to make decisions and deter physicians from directing patients to providers where the physician may realize a business or personal benefit. When evaluating the physician / Company relationship, the Company and its outside valuation professional considered both (i) the contractual and legal relationships between the Company and the physician, and (ii) the separability criterion found in paragraph 39 of SFAS 141. Because the decision to seek treatment at one of the Company’s facilities is made by the patient, the Company and its valuation professional did not find that the physician / Company relationship contained any contractual or other legal rights, and also did not find that the physician / Company relationship was capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged. The Company therefore concluded that no value should be assigned to the relationship between the physician and the Company.
     If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2239. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Ross S. Hurwitz
Ross S. Hurwitz

cc:	Richard D. Truesdell, Jr., Esq.
Michael E. Tarvin, Esq.
Carmen J. Romano, Esq.
Stephen M. Leitzell, Esq.